Exhibit C

Discussion Materials For DSL.net, Inc.

August 18, 2006

Strategic Alternatives Process Update

Private & Strictly Confidential

Disclaimer

This presentation contains material provided to the Board of Directors (the “Board”) of DSL.net, Inc. (“DSL” or the “Company”) by The Bank Street Group LLC
(“Bank Street”) in connection with the proposed investment by MegaPath Inc. (“MegaPath”) in the Company, which investment shall herein be referred to as the
“Transaction”.

The accompanying material was prepared on a confidential basis solely for use in connection with an oral presentation to the Board and not with a view toward complying with disclosure standards under state and federal securities laws.  The information contained in this presentation was based upon publicly available information obtained by Bank Street or information furnished to Bank Street by the Company.  Bank Street has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information and any conclusions contained herein are conditioned upon such information (whether written or oral) being accurate, complete and fair in all respects.

All budgets, projections, financial analyses, reports and other information with respect to the Company’s operations contained herein have been prepared by the management team of the Company and involve numerous and significant subjective determinations made by such management team.  The estimates, budgets and projections that Bank Street relied on may or may not be achieved and differences between projected results and those actually achieved may be material.
With respect to financial projections examined by Bank Street, Bank Street assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managers of the Company as to the performance of the Company, and the Company will perform in accordance with such projections for all periods specified therein.  No representation or warranty expressed or implied, is made as to the accuracy, completeness or fairness of such information and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.  Bank
Street does not take any responsibility for the accuracy or completeness of any such information.  Bank Street has not been requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Bank Street been furnished with any such evaluations or appraisals.  This presentation does not represent Bank Street’s opinion of the fairness of the Transaction, nor has Bank Street been requested by the Company to opine on the fairness of the Transaction.

These materials are for the use of the Board only and may not be used for any other purpose without Bank Street’s written consent, other than required SEC disclosure. These materials do not constitute a recommendation to any holders of the Company’s stock as to how such person should vote with respect to the
Transaction or any other matter.  These materials do not address the merits of the underlying business decision to engage in the Transaction or proceed with the
Transaction as compared to any alternative business transaction that might be available to the Company.

Table of Contents

Tab 1.     Executive Summary

Tab 2.    Proposal Summaries

Tab 1.  Executive Summary

The Company engaged The Bank Street Group LLC (“Bank Street”) on February 1, 2006 to evaluate all strategic alternatives, including a sale of the Company and an acquisition of a potential target.

Upon our engagement, Bank Street together with the Company prepared a detailed contact list, discussed the feasibility of making an accretive acquisition, and prepared a set of marketing materials, including a cash flow model. Based on the
Company’s limited liquidity and cash position, Bank Street ultimately focused its efforts on strategic acquirers.

The contact list for a sale of the Company included: 8 companies in the first tier that were most likely to be interested in acquiring the Company; 3 companies in the second tier; and 2 embargoed companies that were in direct negotiations with the Company.  We began our calling efforts on February 27, 2006.

12 of the 13 companies executed NDAs or had NDAs already in place with the Company.

From the group of companies that executed an NDA, Company A, Company B and Company C independently submitted letters of intent for three discrete groups of assets: customers in Verizon north, customers in Verizon south and off-net customers on Covad lines, in a transaction that would require the Company to file for bankruptcy.

After initial lukewarm interest, MegaPath re-emerged with a revived interest in early August and began its work-efforts to submit a letter of intent. Two weeks ago, MegaPath submitted a proposal to acquire control of the Company in a transaction involving a two-step process that would ultimately result in 100% control. They remain engaged and appear highly motivated to consummate a deal.

During the discussions with MegaPath, the Company continued its good faith negotiations with the 3-way buyer group.
Recently, Company B gave the Company a deadline of 8-18-06, at which time Company B stated that it would terminate negotiations unless all four companies had completed and signed all transaction documents by such deadline.

Executive Summary

We are pleased to have the opportunity to present the Board of Directors of DSL.net, Inc. (the
“Company”) with an overview of the process and the outcome of the Company’s comprehensive evaluation of strategic alternatives.

We understand that the Company, following Board direction, advised the buyer group that the Board had asked management to focus its efforts on the MegaPath transaction but that the Company was willing to continue negotiations with the buyer group on a parallel track, past Company B’s expedited deadline.

On August 17th, Company A submitted a stand alone proposal for the entirety of the Company under a prepackaged bankruptcy structure. It is understood by Company A that the Board has reserved its fiduciary obligations and has the ability to entertain higher and better offers.  Company A’s offer expires, by its terms, on 8-18-06 and includes a no-shop.
Company A has recently informed us that they will opt to review the Company’s proposed alternative transaction upon announcement and consider submitting an alternative proposal.

The 3-way deal was, and the Company A deal is, proposed to be effected via Section 363 sale under the U.S. Bankruptcy
Code, and thus would be subject to the risks of effecting a transaction in bankruptcy, including the potential increased churn, revenue decrease, and potential claims against the Estate, which have been estimated by management for purposes of the transaction value analysis.  Furthermore, effecting either of these transactions via a bankruptcy process would yield no residual value for the remaining equity holders.

Thirteen potential counterparties, the names of which have previously been provided to the Board, were contacted during the process.  Initial interest among our targeted counterparties resulted in twelve of them executing an NDA to receive additional information.  Five parties submitted a proposal for a portion or the whole of the Company.

Executive Summary (Cont’d)

($ in millions)

MegaPath Transaction		
New MegaPath Debt(1)	$	13.0
Assumed Laurus Debt(2)		3.4
10% Equity Takeout(3)		1.0
Cash Balance as of 11/30/06(4)		(5.8)
Total Enterprise Value(5)	$	11.6

Notes:
(1) Used to repay [illegible].
(2) As of 8/28/06 as provided by the Company.
(3) Hypothetical value of remaining equity interests at the time of the short-form merger.
(4) Provided by the Company.
(5) TEV calculation: New Debt + Assumed Debt + Equity Value - Cash.

Company A Proposal(6)		
Cash for Assets	$	21.8
Adjustments for Churn(1)		(3.8)
Cash for A/R(2)		1.8 - 3.1
Legal, Tax and Advisors		(2.8)
Cash Balance at Closing(3)		(0.7)
Chapter 11 Cash Drain(4)		(1.2)
Residual for Claimants(5)		$15.4 - $16.7

Notes:
(1) Assumes 3.8% monthly churn vs. 2.0% allowable churn per month for the 4 months starting 9/22/06.
(2) Based on Company's shortfall calculations.
(3) Based on Company estimate at closing on 11/30/06.
(4) Provided by the management.
(5) Value remaining for distributions to cover $17.1 million of debt.
(6) A 363 Asset Sale under US Bankruptcy Code.

3-Headed Deal Nominal Value(2)		
Company A	$	7.0
Company B		5.2
Company C		5.8
Estimated Legal, Tax and Advisors		(2.8)
Cash Balance at Closing(3)		(0.7)
Residual for Claimants(1)	$	14.5

Notes:
(1) Value remaining for distributions to cover $17.1 million of debt.
(2) A 363 Asset Sale under US Bankruptcy Code.
(3) Based on Company estimate at closing on 11/30/06.

3-Headed Deal Adjusted Value(6)		
Company A	$	7.0
Company B		5.2
Company C		5.8
Adjustments for Churn(1)		(3.8)
A/R Adjustment(2)		1.8 - 3.1
Legal, Tax and Advisors		(2.8)
Cash Balance at Closing(3)		(0.7)
Chapter 11 Cash Drain(4)		(1.2)
Residual for Claimants(5)		$11.9 - $13.2

Notes:
(1) Assumes 3.8% monthly churn vs. 2.0% allowable churn per month for the 4 months starting 9/22/06.
(2) Based on Company's shortfall calculations.
(3) Based on Company estimate at closing on 11/30/06.
(4) Provided by the management.
(5) Value remaining for distributions to cover $17.1 million of debt.
(6) A 363 Asset Sale under US Bankruptcy Code.

Member NASD | SIPC

BANK STREET

Transaction Valuation Analysis

We have compared the value of the three alternative transaction paths, accounting for potential adjustments to the purchase price in various proposals.  We note that at the time of this presentation, only the MegaPath proposal is in effect as alternative proposals have expired.

Tab 2.  Proposal Summaries

First step of the transaction will be an infusion of debt capital for $13M;

Second step, a portion of the debt will have the right to convert into 91% of the voting power;

After regulatory and shareholder approvals, the conversion will occur;
Third step of the transaction will be a short-form merger of the remaining
9% of the equity;

No financing contingency; no bankruptcy risk; presence of one buyer allows for easier transaction and greater certainty to close;

Expressed intention to fund working capital shortfall, via purchase of additional notes at amounts to be determined;

MegaPath Board has approved the transaction.

Comments……………………………………..

Cash on hand and committed sponsor equity

Wherewithal….………………………………..

$13M of gross loan proceeds via issuance of non-convertible and convertible debt with conversion rights for 91% of the voting power.

Consideration………………………………….

Not Disclosed.

Valuation Methodology……………………

$13M debt infusion.  Adjusting for the expected assumption of Laurus debt
($3.4M), the estimated purchase price of the remaining equity (we have assumed, for the purpose of this presentation, $1M; however, MegaPath has not yet proposed an amount), and the current cash balance of $5.5M, yields an estimated total enterprise value of approximately $11.9M.

Transaction Value……………………………

Acquisition of the entire Company through a three step transaction
(convertible  note financing; conversion; and merger).

Proposed Transaction……………………...

MegaPath Proposal

Based on the last draft Asset Purchase Agreement with Company A:

Purchase price for A/R  is subject to A/R aging waterfall;

Downward adjustments for cure costs related to certain assumed contracts and obligations;

Downward adjustments for churn;

As proposed on 8/17/06, an asset sale under 363 (subjects transaction to various risks associated with bankruptcy, including increased churn, loss of revenue and potential claims against the Estate; also, deprives remaining equity holders of potential recovery).

Comments……………………………………..

Unsubstantiated availability of funds.

Wherewithal….………………………………..

Cash.

Consideration………………………………….

Not Disclosed.

Valuation Methodology……………………

$21.5M cash, proposed asset purchase. Adjusting for $3.5M deduction for churn, $1.8 to $3.1M for purchase of A/R (subject to discount waterfall), reserve of $2.5M to cover professional fees and certain legal liabilities, a $0.7M cash balance at 11/30/06 (assumed  date of the closing), and projected Chapter
11 cash drain of $1.2M, yields a residual of $15.4M to $16.7M of value to be distributed to all claimants in liquidation.

Transaction Value……………………………

Substantially all of the Company’s assets, via bankruptcy sale.

Proposed Transaction……………………...

New Company A Proposal